UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 2)

Breeze-Eastern Corporation

(Name of Subject Company)

Hook Acquisition Sub Inc.

(Offeror)

TransDigm Group Incorporated

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

106764103

(Cusip Number of Class of Securities)

Halle Fine Terrion

General Counsel and Chief Compliance Officer

TransDigm Group Incorporated

1301 East 9th Street, Suite 3000

Cleveland, Ohio 44114

(216) 706-2960

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John M. Gherlein

John J. Harrington

Baker & Hostetler LLP

1900 East 9th Street, Suite 3200

Cleveland, Ohio 44114

(216) 621-0200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$205,875,151	$20,732

*	Estimated for purposes of calculating the filing fee only. This amount is determined by (i) multiplying 9,914,242 shares of Breeze-Eastern common stock outstanding as of November 18, 2015 times $19.61 per share, which is the offer price and (ii) multiplying 1,165,500 shares of Breeze-Eastern common stock underlying stock options outstanding as of November 18, 2015 times $9.83, which represents the difference between the weighted average exercise price of the stock options and the offer price.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,732	Filing Party:	TransDigm Group Incorporated and Hook Acquisition Sub Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	December 3, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by TransDigm Group Incorporated, a Delaware corporation (“TransDigm”), and Hook Acquisition Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of TransDigm (“Purchaser”), on December 3, 2015 and amended and supplemented on December 10, 2015 (as amended and supplemented, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase each of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Breeze-Eastern Corporation, a Delaware corporation (“Breeze-Eastern”), for $19.61 per Share in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2015 (the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are set forth as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. Capitalized terms used in this Amendment No. 2 but not defined herein shall have the respective meaning given to such terms in the Offer to Purchase.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment No. 2.

Item 11.	Additional Information

The subsection entitled “Litigation” of Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Litigation. On December 22, 2015, a putative class action, Soueidan v. Breeze-Eastern Corporation, et al., was commenced by the filing of a complaint in the Court of Chancery for the State of Delaware, Case No. 11834-VCMR, against Breeze-Eastern, members of the Breeze-Eastern Board, TransDigm and Purchaser. This complaint generally alleges breaches of fiduciary duty by the members of the Breeze-Eastern Board in connection with disclosures related to the transactions contemplated by the Merger Agreement, and also raises certain questions about disclosures made by Breeze-Eastern in a previous quarterly public filing regarding anticipated revenue trends as between the first half and second half of Breeze-Eastern’s fiscal year. The complaint also alleges that TransDigm and Purchaser aided and abetted the alleged breaches. The complaint seeks injunctive relief, including an order enjoining the defendants from completing the transactions contemplated by the Merger Agreement until certain supplemental disclosures are made by Breeze-Eastern and attorneys’ and experts’ fees. TransDigm and Purchaser believe this lawsuit is wholly without merit, and intend to vigorously defend against it.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2015

HOOK ACQUISITION SUB INC.

By:	/s/ Terrance Paradie
Name:	Terrance Paradie
Title:	President

TRANSDIGM GROUP INCORPORATED

By:	/s/ Terrance Paradie
Name:	Terrance Paradie
Title:	Executive Vice President and Chief Financial Officer

[Signature page to Schedule TO Amendment No. 2]